
January 26, 2022

Filippo Petti
Chief Executive Officer and Chief Financial Officer
Celyad Oncology SA
Rue Edouard Belin 2
1435 Mont-Saint-Guibert, Belgium

> **Re: Celyad Oncology SA**
> **Form 20-F for the Fiscal Year Ended December 31, 2020**
> **Filed March 24, 2021**
> **File No. 001-37452**

Dear Mr. Petti:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences